UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y62132108

(CUSIP Number)

[●]

with a copy to:

Raimundo Sanchez

Naviera Ultranav Limitada

Av. El Bosque Norte 500 P. 20 7550092, Las Condes, Santiago, Chile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4. 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Naviera Ultranav Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,202,671[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,202,671[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,202,671[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[1]	Naviera Ultranav Limitada is the holder of 100% of the shares of the Sellers (as defined below) and therefore it is the ultimate beneficial owner of Common Shares (as defined below) issued to the Sellers in connection with the Transaction (as defined below).
[2]	This percentage is calculated based on 77,096,289 outstanding shares of common stock of Navigator, as certified by the American Stock Transfer & Trust Company, Navigator’s transfer agent, on August 4, 2021.

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Ultranav International S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,672,604
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,672,604
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,672,604
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[3]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	Excludes shares of common stock that are held directly by Ultranav Denmark ApS.

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Ultranav Denmark ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 530,067
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 530,067
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[4]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[4]	Excludes shares of common stock that are held directly by Ultranav International S.A.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Navigator Holdings Ltd., corporation incorporated under the laws of the Republic of the Marshall Islands (the “Navigator”), whose principal executive offices are located at c/o NGT Services (UK) Limited, 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

ITEM 2. IDENTITY AND BACKGROUND

(a-c) This Schedule 13D is filed on behalf of (i) Naviera Ultranav Limitada, a limited liability company incorporated under the laws of Chile (“Ultranav”), (ii) Ultranav International S.A., a corporation incorporated under the laws of Panama (“Seller A”) and (iii) Ultranav Denmark ApS, a private limited company organized under the laws of Denmark (“Seller B”, and together with Seller A, the “Sellers”, and the Sellers collectively with Ultranav, the “Reporting Persons”). The principal business of the Reporting Persons is providing maritime transportation services. The registered address of Ultranav is at Av. El Bosque Norte 500 P. 20 Las Condes, Santiago, Chile 7550092. The registered address of Seller A is at Microjacket number 66420, Roll 5321, Frame 117 as of January 29, 1981, Republic of Panama. The registered address of Seller B is at Smakkedalen 6, 2820 Gentofte, Denmark.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons which is incorporated herein by reference.

Ultranav is the holder of 100% of the shares of the Sellers.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 16, 2021, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of Section 13d-1(k)(1) under the Securities Exchange Act of 1934.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ultranav is organized under the laws of Chile. Seller A is organized under the laws of Republic of Panama. Seller B is organized under the laws of Denmark.

ITEM 3. Source and Amount of Funds or Other Consideration

Effective August 4, 2021, Navigator completed the previously announced transaction (the “Transaction”) with Ultranav to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with Navigator pursuant to a Share Purchase Agreement, dated August 4, 2021 (the “Share Purchase Agreement”), among Navigator, the Sellers and Ultranav, as guarantor. Pursuant to the Share Purchase Agreement, Navigator purchased the entire issued share capital of Othello Shipping Company S.A. and Ultragas ApS (collectively, the “Targets”) from the Sellers, in exchange for the issuance of an aggregate of approximately 21.2 million Common Shares to the Sellers and assumption of net debt of approximately $180 million, as well as net working capital, related to the Targets and their subsidiaries.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement which is attached hereto as Exhibit 2.

Item 4. Purpose of Transaction.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Sellers (and Ultranav through the Sellers) acquired 21,202,671 Common Shares, in order to consummate the sale of the Targets to Navigator. Seller A acquired 20,672,604 Common Shares and Seller B acquired 530,067 Common Shares. Other than as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, and the right of Sellers to designate a total of two members of the board of directors of Navigator (provided that the Sellers maintain certain shareholding thresholds) and with limited registration and informational rights (as described in Item 6 below), Ultranav does not have any plans or proposals which may relate to or would result in the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

Ultranav and the Sellers intend to continuously review its investment in Navigator, and may have had and may in the future have discussions with management, members of the board of directors and other shareholders of Navigator and may make suggestions and give advice to Navigator regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Navigator’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that Ultranav and the Sellers deems relevant to their investment in Navigator. In addition, Ultranav or the Sellers may at any time acquire additional Common Shares (or other securities) of Navigator or dispose of any or all of their Common Shares in the open market or otherwise or engage in any hedging or similar transactions with respect to such Common Shares, depending upon its ongoing evaluation of their investment in such Common Shares, prevailing market conditions, other investment opportunities and/or other investment considerations.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Seller A is the direct beneficial owner of 20,672,604 Common Shares, representing approximately 26.8% of the Common Shares of Navigator. Seller B is the direct beneficial owner of 530,067 Common Shares, representing approximately 0.7% of the Common Shares of Navigator. Ultranav is the indirect beneficial owner of 21,202,671 Common Shares of Navigator (in its capacity as 100% owner of the shares of the Sellers), representing approximately 27.5% of the Common Shares of Navigator. Other than as described in Item 4 above, neither Ultranav nor any of the Sellers have effected any transaction in connection with the Common Shares of Navigator

All percentages above are calculated based on based on 77,096,289 outstanding shares of common stock of Navigator, as certified by the American Stock Transfer & Trust Company, Navigator’s transfer agent, on August 4, 2021.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreement

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

Investor Rights Agreement

On August 4, 2021, in connection with the Transaction, Navigator has entered into an Investor Rights Agreement with the Sellers, which provides the Sellers with the right to designate a total of two members of the board of directors of Navigator (provided that the Sellers maintain certain shareholding thresholds) and with limited registration and informational rights.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement which is attached hereto as Exhibit 3.

A copy of such Investor Rights Agreement was attached by Navigator in its Form 6-K filed with this Securities and Exchange Commission on August 4, 2021, the date on which the Transaction closed.

ITEM 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada. (incorporated by reference to Exhibit 4.1 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202)).
3	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS. (incorporated by reference to Exhibit 4.3 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

NAVIERA ULTRANAV LIMITADA

By:	/s/ Raimundo Sánchez
Name: Raimundo Sánchez
Title: Chief Operating Officer

Ultranav International S.A.

By:	/s/ Raimundo Sánchez
Name: Raimundo Sánchez
Title: Director

Ultranav Denmark ApS

By:	/s/ Francisco Larraín
Name: Francisco Larraín
Title: Chief Executive Officer